Exhibit 99.3

This transcript was exported on May 18, 2021

Hi, my name is Daniel Lazier. I'm a Product Marketing Manager at Markforged. Today I'm going to share a little information about the Markforged demo kit you received in the mail. Now I'll first go ahead and point out in case it's not clear that the outer box itself was actually printed using Markforged composite printers. While this is not a highly common use of our platform, in our case, it was actually cheaper and quicker to produce these right on our own printers. So we'll go ahead and open up the box, and the first thing you'll see is this explainer card. We can go ahead and set this aside for the purposes of this video. And underneath we'll see this whole array of goodies. Let's go ahead and start with this carbon fiber printed wrench.

And this wrench was printed in continuous carbon fiber using our proprietary CFR or continuous fiber reinforcement technology. And this allows us to produce parts as strong as aluminum right on the desktop. And this is the sort of custom tool you wouldn't be able to just go pick up at Home Depot both because of its specially designed ergonomic handle, which makes it easier to use, as well as the custom socket on the end. Federal defense customers like the US Marine Corps have a critical need for custom maintenance tools like this wrench in order to keep their equipment running in the field. Automotive industrial equipment customers also have similar needs in maintenance depots and service hubs, and in all of these cases, our customers are circumventing conventional supply chains and printing the parts at the exact location they're needed, as opposed to shipping them all over the world.

And if you took a peek at this explainer card, you probably noticed that this socket, which was printed in 17-4 stainless steel, is meant to actually go along with this wrench. You pop that in place. And in this case, this socket is held in place by these little off-the-shelf parts, and they're called ball detents. We purchased these for about a dollar apiece, and we just press them in after the fact. And this is what allows for this really nice satisfying click as we snap this insert in place. And this strategy of mating composite and metal parts together is a highly common technique across our customers. And this technique is known as hybrid tooling, where we're using composite printing as well as metal printing to get the best of both worlds, where the carbon fiber is best suited to handle the flexural stiffness and the metal piece is best suited to handle the hardness and torsional requirements for this particular part.

And as we take a closer look at the socket, there's nothing particularly remarkable about this geometry, but the fact of the matter is most manufacturers would struggle to produce this geometry through conventional techniques like CNC machining because of these thin walls here. That would be a very difficult feature to produce through conventional means, and we see many of our customers in the military and last mile mobility devices like electric bikes and scooters utilizing this new capability to design entire tamper-proof assemblies that can only be assembled or disassembled by verified technicians that have the right tool for the job. So in this sense, this isn't only a tool, but it's really more like a lock and key where we're only certified people can access specific features of the assembly. Now let's go ahead and use this wrench to unfasten these bolts, which along with those ball detents we purchased off the shelf, and this is where that ergonomic handle comes into play, making it really easy to unfasten these.

And along with these bolts, we use some other standard off the shelf hardware, including these washers, which are on the top surface, as well as the threaded inserts that these bolts actually mate with. So as we set all of these off the shelf products aside, we now reveal these custom wrenches, and let's take a look at what we have here. So these wrenches were paused halfway through printing in order to expose the infill as well as the continuous carbon fiber, fiberglass, and Kevlar, and I'll go ahead and just rattle through what these are all best for. And first of all, the carbon fiber, being our flagship material, is the stiffest of the five wrenches here. You notice it has a great strength to weight ratio both because of this lattice infill and the high strength fibers. We also have Kevlar here which is a great specialty fiber for impact resistance, and we have HSHT fiberglass which is a specialty fiber we developed for high temperature applications, also has great impact resistance and stiffness in its own right.

We have fiberglass, which is a great sort of generalist fiber, and then we have just our standard polymer Onyx which is meant to demonstrate the baseline capability. So if you were to compare the stiffness of this versus the carbon fiber, you can quickly see the differential that we're adding in terms of the strength and stiffness when we add that continuous carbon fiber capability. So let's set these aside for a moment and take a look at this last shiny object we have in the box. And this is a heat sink printed in pure copper, and these components are very useful for keeping electronics devices or other heat dissipative products cool during use. And our 3D printed copper happens to be about twice as conductive as aluminum, which is the most common material used for heat sinks.

Manufacturers generally shy away from copper heat sinks mostly because copper is super difficult to work with through conventional manufacturing techniques. Luckily 3D printing on a Metal X makes producing custom copper parts a cinch. While I have this out, I'll also point out some of these subtle features and undercuts. These are all geometric features that would be very, very difficult to obtain through conventional manufacturing regardless of the material you're working with. Luckily this type of design flexibility comes free of charge when printing on the Metal X.

So that's the story behind this demo kit. Thank you for joining me, and I hope this additional context on the demo kit was helpful.